Company Contact: Email: investors@geruigroup.com Website: www.geruigroup.com	Investor Relations Contact: CCG Investor Relations Mr. Athan Dounis Phone: 1-646-213-1916 Email: athan.dounis@ccgir.com

FOR IMMEDIATE RELEASE

China Gerui Advanced Materials Group Announces $10 Million
Share Repurchase Program

ZHENGZHOU, China – April 7, 2011 – China Gerui Advanced Materials Group Limited (NASDAQ: CHOP) (the “Company” or “China Gerui”) today announced that its Board of Directors has approved the repurchase of up to an aggregate of $10 million of its Ordinary Shares.

"Based on current market prices, we believe that the repurchase program is in the best interests of our shareholders," said Mr. Mingwang Lu, Chairman and Chief Executive Officer.  “The board's decision to implement this buyback reflects our firm belief that our shares are presently undervalued in the marketplace and represent a sound investment decision at recent trading prices.  Our board of directors believes that the repurchase program is an effective use of cash to enhance value for our shareholders and demonstrate our confidence in the long-term health and future financial performance of our business."

The repurchases will be made from time to time on the open market or in privately negotiated transactions at the Company’s discretion, subject to market conditions and other factors, including black-out periods during which the Company and its insiders are prohibited from trading in the Company’s Ordinary Shares.  While black-out periods typically occur near the end of a fiscal quarter in anticipation of the public release of quarterly earnings, the Company may impose a black-out period at any time without advance public notice. The repurchase program is expected to continue over a six (6) month-period unless extended or shortened by the Board of Directors.    The Company intends to effect the share repurchase program in compliance with the conditions of Rule 10b-18 under the Securities Exchange Act of 1934, as amended.

About China Gerui Advanced Materials Group Limited

China Gerui is a leading niche and high value-added steel processing company that utilizes advanced technology to produce specialty steel products in China. The Company produces high-end, high-precision, ultra-thin, high-strength, cold-rolled steel products that are characterized by stringent performance and specification requirements that mandate a high degree of manufacturing and engineering expertise. China Gerui’s products are not standardized commodity products. Instead, they are tailored to customers' requirements and subsequently incorporated into products manufactured for various applications. The Company sells its products to domestic Chinese customers in a diverse range of industries, including the food packaging, telecommunication, electrical appliance, and construction materials industries. For more information, please visit http://www.geruigroup.com.

Safe Harbor Statement
Certain of the statements made in this press release are "forward-looking statements" within the meaning and protections of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include, among others, statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be forward- looking statements. You can identify these forward-looking statements through our use of words such as "may," "will," "anticipate," "assume," "should," "indicate," "would," "believe," "contemplate," "expect," "estimate," "continue," "plan," "point to," "project," "could," "intend," "target" and other similar words and expressions of the future.

All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our annual report on Form 20-F for the year ended December 31, 2009 and otherwise in our SEC reports and filings. Such reports are available upon request from the Company, or from the Securities and Exchange Commission, including through the SEC's Internet website at http://www.sec.gov. We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date hereof, or after the respective dates on which any such statements otherwise are made.

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